UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FTS International, Inc.

(Name of Issuer)

Class A Common stock, par value $0.01

(Title of Class of Securities)

30283W203

(CUSIP Number)

November 19, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d–1(b)             ☒  Rule 13d–1(c)            ☐  Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30283W203	Page 1 of 9

(1)	Names of reporting persons RRJ Capital Ltd (“RRJ Capital”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power NONE
(6)

Shared voting power

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants (each as defined in the Current Report on Form 8-K filed on November 19, 2020 and together, the “Warrants”), or 5.5% of FTS International, Inc.’s (“FTS”) outstanding New Class A Common Stock (assuming the exercise of Warrants)

(7) Sole dispositive power NONE
(8)

Shared dispositive power

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(9)

Aggregate amount beneficially owned by each reporting person

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)
(12)	Type of reporting person (see instructions) CO

CUSIP No. 30283W203	Page 2 of 9

(1)	Names of reporting persons RRJ Capital Master Fund I, L.P. (“RRJ Master”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power NONE
(6)

Shared voting power

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(7) Sole dispositive power NONE
(8)

Shared dispositive power

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(9)

Aggregate amount beneficially owned by each reporting person

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)
(12)	Type of reporting person (see instructions) CO

CUSIP No. 30283W203	Page 3 of 9

(1)	Names of reporting persons Senja Capital Ltd (“Senja”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power NONE
(6)

Shared voting power

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(7) Sole dispositive power NONE
(8)

Shared dispositive power

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(9)

Aggregate amount beneficially owned by each reporting person

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)
(12)	Type of reporting person (see instructions) CO

CUSIP No. 30283W203	Page 4 of 9

(1)	Names of reporting persons Hampton Asset Holding Ltd. (“Hampton”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power NONE
(6)

Shared voting power

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(7) Sole dispositive power NONE
(8)

Shared dispositive power

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(9)

Aggregate amount beneficially owned by each reporting person

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)
(12)	Type of reporting person (see instructions) CO

CUSIP No. 30283W203	Page 5 of 9

(1)	Names of reporting persons Ong Tiong Sin (“Mr. Ong”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Malaysian citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power NONE
(6)

Shared voting power

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(7) Sole dispositive power NONE
(8)

Shared dispositive power

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(9)

Aggregate amount beneficially owned by each reporting person

152,405 shares of New Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants, or 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.5% of FTS’s outstanding New Class A Common Stock (assuming the exercise of Warrants)
(12)	Type of reporting person (see instructions) CO

SCHEDULE 13G

Item 1(a) Name of issuer: FTS International, Inc. (“FTS”)

Item 1(b) Address of issuer’s principal executive offices:

777 Main Street, Suite 2900

Fort Worth, TX 76102

2(a) Name of person filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of RRJ Capital Ltd (“RRJ Capital”), RRJ Capital Master Fund I, L.P. (“RRJ Master”), Senja Capital Ltd (“Senja”), Hampton Asset Holding Ltd (“Hampton”) and Ong Tiong Sin (“Mr. Ong”).

Senja is wholly-owned by RRJ Master.

RRJ Capital is the general partner of RRJ Master.

Mr. Ong is (A) a director (one of five directors of RRJ Capital, the other four directors being Ong Tiong Boon, Eddie Teh Ewe Guan, Rizal Bin Ishak and Kim Young So) and sole shareholder of RRJ Capital, (B) a limited partner in RRJ Master through a special purpose vehicle, (C) a director (one of two directors, the other director of Senja being Kim Young So) of Senja, and (D) the sole director and sole shareholder of Hampton.

2(b) Address or principal business office or, if none, residence:

The business address of each Reporting Person is at c/o RRJ Management (HK) Limited Room 802-804, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong.

2(c) Citizenship:

Each of RRJ Capital and RRJ Master is organized and existing under the laws of the Cayman Islands.

Each of Senja and Hampton is organized and existing under the laws of the British Virgin Islands.

Mr. Ong is a Malaysian citizen.

2(d) Title of class of securities:

Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”).

2(e) CUSIP No.:

30283W203

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.(a) – (b) Ownership

On September 22, 2020, FTS International, Inc., FTS International Services, LLC and FTS International Manufacturing, LLC filed petitions for voluntary relief (the “Chapter 11 Cases”) under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). On September 22, 2020, FTS International, Inc., FTS International Services, LLC and FTS International Manufacturing, LLC filed the Joint Prepackaged Chapter 11 Plan of Reorganization of FTS International, Inc. and its Debtor Affiliates (as amended, modified or supplemented from time to time, the “Plan”) and the related disclosure statement (the “Disclosure Statement”). On November 4, 2020, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan, as modified by the Confirmation Order, and approving the Disclosure Statement. On November 19, 2020 (the “Effective Date”), the Plan became effective in accordance with its terms and FTS International, Inc., FTS International Services, LLC and FTS International Manufacturing, LLC emerged from Chapter 11.

As part of the transactions undertaken pursuant to the Plan, Legacy FTS’s existing common stock, par value $0.01 per share, and other existing equity interests (collectively, the “FTS Common Interests”), outstanding prior to the Effective Date was cancelled and exchanged for the New Class A Common Stock, par value $0.01. As a result, effective as of the Effective Date, FTS International, Inc., as reorganized pursuant to the Plan (“FTSI”), became the successor reporting company to Legacy FTSI under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On the Effective Date and pursuant to the Plan, FTSI entered into (i) a Warrant Agreement (the “Tranche 1 Warrant Agreement”) with American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as warrant agent (the “Warrant Agent”), which provides for FTSI’s issuance of up to an aggregate of 1,555,555 Tranche 1 warrants (the “Tranche 1 Warrants”) to purchase outstanding Class A Common Stock, par value $0.01 per share, of FTSI, as reorganized pursuant to and under the Plan (the “New Class A Common Stock”) to former holders of FTS Common Interests on the Effective Date in accordance with the terms of the Plan, the Confirmation Order and the Tranche 1 Warrant Agreement and (ii) a Warrant Agreement (the “Tranche 2 Warrant Agreement” and, together with the Tranche 1 Warrant Agreement, the “Warrant Agreements”) with the Warrant Agent, which provides for FTSI’s issuance of up to an aggregate of 3,888,888 Tranche 2 warrants (the “Tranche 2 Warrants” and, together with Tranche 1 Warrants, the “Warrants”) to purchase New Class A Common Stock to former holders of FTS Common Interests on the Effective Date in accordance with the terms of the Plan, the Confirmation Order and the Tranche 2 Warrant Agreement.

Senja owns 141,860 shares of Class A Common Stock, 168,278 Tranche 1 Warrants and 460,697 Tranche 2 Warrants.

Hampton owns 10,545 shares of Class A Common Stock, 12,508 Tranche 1 Warrants and 31,272 Tranche 2 Warrants.

As a result of the above, the Reporting Persons collectively and beneficially own or may be deemed to beneficially own as of the filing of this Schedule 13G, 152,405 shares of Class A Common Stock, 180,786 Tranche 1 Warrants and 451,969 Tranche 2 Warrants.

SCHEDULE 13G

(c) Number of shares as to which the person has:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5. Ownership of 5 Percent or Less of a Class.

Not appliable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not appliable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not appliable.

Item 8. Identification and Classification of Members of the Group.

Not appliable.

Item 9. Notice of Dissolution of Group.

Not appliable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RRJ CAPITAL LTD
Date:	January 19, 2021	Signature:	/s/ Ong Tiong Sin
		Name:	Ong Tiong Sin
		Title:	Director

RRJ CAPITAL MASTER FUND I, L.P. By: RRJ Capital Ltd, its general partner
Date:	January 19, 2021	Signature:	/s/ Ong Tiong Sin
		Name:	Ong Tiong Sin
		Title:	Director

SENJA CAPITAL LTD
Date:	January 19, 2021	Signature:	/s/ Ong Tiong Sin
		Name:	Ong Tiong Sin
		Title:	Director

HAMPTON ASSET HOLDING LTD
Date:	January 19, 2021	Signature:	/s/ Ong Tiong Sin
		Name:	Ong Tiong Sin
		Title:	Director

ONG TIONG SIN
Date:	January 19, 2021	Signature:	/s/ Ong Tiong Sin
		Name:	Ong Tiong Sin
		Title:	Director